ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
December 29, 2025
Mr. David Orlic
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) U.S. Global GO GOLD and Precious Metal Miners ETF (the “Fund”) File Nos. 333-179562 and 811-22668
Dear Mr. Orlic,
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 1045 to the Trust’s Registration Statement on Form N-1A filed October 21, 2025 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Comment 1.Please re-order the principal risks of the Fund in order of importance rather than alphabetically.
Response:    The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”

*	*	*
If you have any questions or require further information, do not hesitate to contact me at noellenadia.filali@usbank.com.
Sincerely,
/s/ Noelle-Nadia A. Filali
Noelle-Nadia A. Filali
Assistant Secretary
1